UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARRIS GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

04270V106
(CUSIP Number)

May 8, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 04270V106	13G
1	NAME OF REPORTING PERSONS Comcast Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

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CUSIP No. 04270V106	13G
1	NAME OF REPORTING PERSONS Comcast Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

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CUSIP No. 04270V106	13G
1	NAME OF REPORTING PERSONS Comcast Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

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CUSIP No. 04270V106	13G
1	NAME OF REPORTING PERSONS Comcast Alpha Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

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Item 1(a).	Name of Issuer:

ARRIS GROUP, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3871 Lakefield Dr., Suwanee, GA 30024-1292

Item 2(a).	Name of Person Filing:

Comcast Corporation

Comcast Holdings Corporation

Comcast Capital Corporation

Comcast Alpha Holdings, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of each of Comcast Corporation and Comcast Holdings Corporation is One Comcast Center, Philadelphia, PA 19103.

The address of the principal business offices of each of Comcast Capital Corporation and Comcast Alpha Holdings, LLC is 1201 North Market Street, Suite 1000, Wilmington, DE 19801.

Item 2(c).	Citizenship:

Comcast Corporation—Pennsylvania

Comcast Holdings Corporation—Pennsylvania

Comcast Capital Corporation—Delaware

Comcast Alpha Holdings, LLC—Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01

Item 2(e).	CUSIP Number:

04270V106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)
Percent of class:  0%; on May 8, 2014, Comcast Alpha Holdings, LLC sold shares of the Issuer’s common stock in a block trade, which resulted in a decrease of its beneficial ownership of the Issuer’s common stock by more than 5%.

(c)	Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:  0

(ii)           Shared power to vote or to direct the vote:  0

(iii)          Sole power to dispose or to direct the disposition of:  0

(iv)          Shared power to dispose or to direct the disposition of:  0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2014

COMCAST CORPORATION
By:	/s/ William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President and Treasurer
COMCAST HOLDINGS CORPORATION
By:	/s/ William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President
COMCAST CAPITAL CORPORATION
By:	/s/ William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President

COMCAST ALPHA HOLDINGS, LLC By: Comcast Capital Corporation, its Manager
By:	/s/ Rosemarie S. Teta
	Name:	Rosemarie S. Teta
	Title:	President

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JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving  written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: May 12, 2014

COMCAST CORPORATION
By:	/s/ William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President and Treasurer
COMCAST HOLDINGS CORPORATION
By:	/s/ William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President
COMCAST CAPITAL CORPORATION
By:	/s/ William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President

COMCAST ALPHA HOLDINGS, LLC By: Comcast Capital Corporation, its Manager
By:	/s/ Rosemarie S. Teta
	Name:	Rosemarie S. Teta
	Title:	President

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